EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

(In millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	9/30/05	10/1/04	9/30/05	10/1/04
Numerator:
Net earnings	$41.9	$45.9	$83.7	$108.9

Denominator:
Denominator for basic earnings per share-
Weighted-average shares outstanding	447.8	416.7	450.4	416.0
Effect of dilutive securities:
Employee stock options and awards	5.4	4.0	4.0	4.0
Denominator for diluted earnings per share-
Adjusted weighted-average shares outstanding and assumed conversions	453.2	420.7	454.5	420.0

Net earnings per share – basic	$0.09	$0.11	$0.19	$0.26
Net earnings per share – diluted	$0.09	$0.11	$0.18	$0.26

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